CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Commercial Mortgage Pass-Through Certificates	$965,676,000	100%	$965,676,000	$89,518.17

(1)       Estimated solely for the purpose of calculating the registration fee.

(2)       Calculated according to Rule 457(s) of the Securities Act of 1933.